EXHIBIT 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP PROVIDES BUSINESS UPDATE

Montreal, Quebec. December 23, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today provided a business update stating that as of December 23, 2020, 22 of the Company’s 29 stores across Canada are open and serving clients in accordance with the directives of local government and public health officials.

In accordance with current provincial restrictions to address the “second wave” of the COVID-19 pandemic, six of the Company’s Ontario stores, including its flagship Bloor Street store, and its Winnipeg store in Manitoba, have been temporarily closed for in-person shopping. As a result of further provincial restrictions that were recently announced, required temporary closings for in-person shopping have been extended to all of the Company’s Ontario stores starting on December 26, 2020. We currently expect the required closings to last until January 23, 2021. In addition, starting December 25, 2020, all Québec stores will be temporarily closed for in-person shopping until January 10, 2021. The Company’s remaining 13 stores in British Columbia, Alberta and Saskatchewan remain open for in-store shopping.

Birks Group expects that its revenue for the month of January 2021 will be negatively impacted by these stores closures and, as a result of these developments, the Company is implementing measures to mitigate the financial impact of these closures, including reducing operating expenses and extending payment terms with various stakeholders.

Curbside pick up will be available by appointment only at the following locations affected by the government restrictions:

Ontario

•	Maison Birks Downtown Toronto - Bloor Street

•	Maison Birks Yorkdale Shopping Centre

•	Maison Birks First Canadian Place

•	Maison Birks Sherway Gardens

•	Maison Birks Rideau Centre

Quebec

•	Maison Birks Sainte Catherine Street Montréal

“While some of our boutiques may be temporarily closed for in-store shopping, there are still a number of ways for clients to access Maison Birks’ elevated client service,” says Jean-Christophe Bédos, President and CEO of Birks Group. “Through our Concierge Service, virtual appointments and ecommerce, we are available for our clients and able to help them shop safely during this time. MaisonBirks.com is the #1 e-commerce destination in Canada for luxury watches and jewellery. We remain committed to, and recently invested in technological equipment for the purpose of, offering the highest possible quality in individual video shopping to our clients.”

Clients can make arrangements for curbside pickup through Maison Birks’ Concierge Service by phone at +1 (855) 873-7373 and email at info@birks.com. Select boutiques are also offering virtual appointments, where clients can receive elevated service through video chat. Virtual appointments can be scheduled online at https://www.maisonbirks.com/en/virtual-appointment.

Clients can continue to shop online 24/7 at MaisonBirks.com and benefit from complimentary shipping across Canada

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through Mappin & Webb and Goldsmiths locations in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on (a) macroeconomic conditions, generally, (b) the results of operations and financial condition of the Company, (c) the Company’s revenue as a result of store closures and related measures to mitigate the financial impact of these closures, including reducing operating expenses and extending payment terms with various stakeholders, (d) capital investments in technology, and (e) the trading price of its shares; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under its credit facilities, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under its credit facilities, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s financial performance in the second half of fiscal 2021 and the level of capital expenditures requirements related to renewing store leases; (ix) the Company’s ability to execute its strategic vision; (x) the Company’s ability to continue as a going concern; and (xii) the Company’s ability to achieve compliance with the NYSE American’s continued listing standards within the required time frame. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.